SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

July 23, 2008

LM ERICSSON TELEPHONE COMPANY

(Translation of registrant’s name into English)

Torshamnsgatan 23, Kista

SE-164 83, Stockholm, Sweden

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

Announcement of LM Ericsson Telephone Company, dated July 23, 2008 regarding “Ericsson resolves on a directed offer for C-shares for LTV 2008.”

July 23, 2008
PRESS RELEASE

Ericsson resolves on a directed offer for C shares for LTV 2008

In accordance with the resolution by the Annual General Meeting 2008, Ericsson (NASDAQ:ERIC) expands its treasury stock in order to provide shares for the Long-Term Variable Compensation Program (LTV) 2008 for employees in Ericsson.

The Board of Directors of Ericsson has today resolved, by virtue of an authorization given by the Annual General Meeting on April 9 2008, to direct an offer to all holders of C shares, i.e. AB Industrivärden and Investor AB, to acquire these shares.

The offer is part of the financing of Ericsson’s Long-Term Variable Compensation Program 2008 and includes all 19,900,000 C shares which Ericsson has previously decided to issue for the program. Acquisition shall be made during the period July 28 – August 14, 2008. Payment for acquired shares shall be made in cash with SEK 5.01 per share. Ericsson currently holds 43,375,290 shares as treasury stock.

AB Industrivärden and Investor AB have informed Ericsson that they intend to accept the offer.

Once all 19,900,000 C shares have been acquired by Ericsson, the Board intends to convert them to B shares. After the conversion, the number of B shares on issue will amount to 2,984,595,752.

Ericsson is the world’s leading provider of technology and services to telecom operators. The market leader in 2G and 3G mobile technologies, Ericsson supplies communications services and manages networks that serve more than 195 million subscribers. The company’s portfolio comprises mobile and fixed network infrastructure, and broadband and multimedia solutions for operators, enterprises and developers. The Sony Ericsson joint venture provides consumers with feature-rich personal mobile devices.

Ericsson is advancing its vision of ‘communication for all’ through innovation, technology, and sustainable business solutions. Working in 175 countries, more than 70,000 employees generated revenue of USD 27.9 billion (SEK 188 billion) in 2007. Founded in 1876 and headquartered in Stockholm, Sweden, Ericsson is listed on OMX Nordic Exchange Stockholm and NASDAQ.

For more information, visit www.ericsson.com or www.ericsson.mobi.

FOR FURTHER INFORMATION, PLEASE CONTACT

Media

Ericsson Media Relations

Phone: +46 8 719 69 92

E-mail: press.relations@ericsson.com

Investors

Ericsson Investor Relations

Phone: +46 8 719 00 00

E-mail: investor.relations.se@ericsson.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFONAKTIEBOLAGET LM ERICSSON (PUBL)

By:	/s/ CARL OLOF BLOMQVIST
Carl Olof Blomqvist
Senior Vice President and
General councel

By:	/s/ HENRY STÉNSON
Henry Sténson
Senior Vice President
Corporate Communications

Date: July 23, 2008